================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                             HARCOURT GENERAL, INC.
                            (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                         REED ELSEVIER US HOLDINGS INC.
                            REED ELSEVIER OVERSEAS BV
                            REED ELSEVIER HOLDINGS BV
                                REED ELSEVIER PLC
                            REED INTERNATIONAL P.L.C.
                                   ELSEVIER NV
                                   (Offerors)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                       and

                SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK,
                            PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             -----------------------

                            Common Stock (41163G101)
           Series A Cumulative Convertible Preferred Stock (41163G201)
                                 (Cusip Numbers)

                           Henry Z. Horbaczewski, Esq.
                               Reed Elsevier Inc.
                              275 Washington Street
                                Newton, MA 02458
                            Telephone: (617) 558-4227
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                              Joseph Rinaldi, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000


                            CALCULATION OF FILING FEE

      Transaction valuation                         Amount of filing fee
------------------------------------         -----------------------------------
              N/A                                        N/A

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A           Filing Party:  N/A

Form or Registration No.:     N/A           Date Filed:    N/A


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

================================================================================

                                  REED ELSEVIER

ACQUISITION OF HARCOURT GENERAL INC
30 October 2000

AGENDA

o Transaction Overview                  Crispin Davis

o Financial Summary                     Mark Armour

o Q&A                                   Crispin Davis
                                        Mark Armour
                                        Derk Haank CEO, Science

Issued by and the responsibility of Reed Elsevier. Morgan Stanley & Co Limited ("Morgan Stanley Dean Witter") which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Reed Elsevier and no one else in connection with the transaction and will not be responsible to anyone other than Reed Elsevier for providing the protection afforded to customers of Morgan Stanley Dean Witter, nor for providing advice in relation to the transaction.

The contents of this announcement, which have been prepared by and are the sole responsibility of the directors of Reed Elsevier, have been approved by Morgan Stanley Dean Witter solely for the purposes of section 57 of the Financial Services Act 1986.

Morgan Stanley Dean Witter does not make any representation or warranty express or implied and it should not be assumed that the information contained in this presentation will remain unchanged after the date hereof nor that any update will be prepared. Information herein has been provided by Reed Elsevier and has not been independently verified by Morgan Stanley Dean Witter, which does not accept responsibility for its accuracy or completeness or conformity with information in its possession.

These materials are neither an offer to purchase nor a solicitation of an offer to sell shares of Harcourt General Inc. At the time Reed Elsevier commences this offer, it will file a tender offer statement and Harcourt General Inc will file a solicitation/recommendation statement with the US Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer.

These materials do not constitute an offer of securities for sale in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

The distribution of these materials in, into or from any jurisdiction other than the United Kingdom and the United States may be affect by the laws of the relevant jurisdiction. Persons outside those jurisdictions should inform themselves about and observe all applicable requirements. These materials should be read in conjunction with the full text of the press release dated 27 October 2000.

This presentation contains forward-looking statements within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements concern future matters, such as the features and functions of, and markets for, products and services offered by Reed Elsevier and their business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed transaction; the products and services to be offered by Reed Elsevier; the benefits of the transaction with regard to leveraging the client bases of the respective companies and anticipated cost savings; and other statements regarding matters that are not historical. Forward-looking statements are based on the current expectations of the management of Reed Elsevier and are subject to risks and uncertainties. Actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the transaction will be realised. Factors that could cause or contribute to differences in results include risks associated with integration of the operations of Reed Elsevier and the acquired assets of Harcourt General Inc; the effect on Reed Elsevier of the failure to realise synergies or other anticipated benefits of the transaction; price and currency fluctuations; the impact of electronic or other distribution formats; legislative, fiscal and regulatory developments and political risks, general conditions in the businesses, actions of competitors and general economic conditions. Reed Elsevier is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward looking statements whether as a result of new information, future events or otherwise.

Transaction Overview
Crispin Davis

SUMMARY OF TRANSACTION

o    Reed Elsevier to acquire Harcourt General Inc

     -    retain STM and K-12 Education and Testing

     -    on-sell Higher Education and Corporate and Professional Services

o    Harcourt STM

     -    excellent fit with Elsevier Science

     -    global leadership in Medical

o    Harcourt K-12 Education and Testing

     -    excellent position in US schools

     -    leading position in schools education in English speaking world

o    Accelerated revenue and profit growth outlook

TRANSACTION HIGHLIGHTS

o    Acquisition price of $59 per share

o    Total consideration $4.45 billion; net debt of $1.2 billion

o Agreed back-to-back on-sale of assets to The Thomson Corporation for $2.06 billion

o    STM and Educational implied value of $4.5 billion

o    Accretive to adjusted earnings per share in 2001

o    RoI projected to exceed Reed Elsevier WACC within 5 years

A UNIQUE OPPORTUNITY FOR REED ELSEVIER

o Expansion earlier than anticipated but Reed Elsevier has the vision and resources

o    Real progress in execution of strategy

o    Step change made in management effectiveness

o    Creates higher quality portfolio

o    Accelerates revenue and profit growth

HIGHER QUALITY PORTFOLIO


                Reed Elsevier             Proforma
Revenue         STM         19          STM          24
                Legal       33          Legal        25
                Education    5          Education    18
                Business    43          Business     33




Adjusted        STM         29          STM          32
operating       Legal       36          Legal        28
  profit        Education    4          Education    16
                Business    31          Business     24


Reed Elsevier -Year to 31 December 1999
Harcourt STM and Education and Testing - LTM to 31 July 2000 (unaudited)

HARCOURT STM

o    Highest quality Science and Technical assets (Academic Press)

     -    excellent fit with Elsevier Science

     -    provides strong positioning across entire STM spectrum

o    Global leadership in Medical

o Outstanding platforms for accelerated growth in Internet information solutions


              COMBINED STM PORTFOLIO ENHANCES GROWTH OPPORTUNITIES

HARCOURT K-12 EDUCATION AND TESTING

o    Strongly attractive market growth dynamics

o    Very successful and growing market share

o    Senior management highly respected

o    Strong fit of publishing skills and expertise

o    Emerging Internet opportunities

           REED ELSEVIER AND HARCOURT ESTABLISHES LEADING POSITION IN
                  SCHOOLS EDUCATION IN ENGLISH SPEAKING WORLD

HARCOURT GENERAL

 LTM to 31 July 2000                    Revenues      Adjusted operating profit
                                            $m                      $m
 STM                                         664                 164
 Education and Testing                       974                 209
 Higher Education                            412                  67
 Corporate and Professional Services         317                   5
                                            ----                 ---
                                            2367                 445
                                            ====                 ===

Notes: LTM to 31 July 2000 (unaudited)
     Segment analysis adjusted from reported figures to reallocate revenues to respective businesses
     - Harcourt Educational Measurement and The Psychological Corporation
     - Harcourt Publishing International
     Adjusted operating profit is stated before amortisation of goodwill/intangible assets and corporate

HARCOURT STM: ACADEMIC PRESS
(LTM revenues $169m)

o    174 peer-reviewed journals, with high citation ranking

o    Key titles in life, physical, social and computer sciences

o    Major reference books and databases

o    IDEAL online platform (100,000 articles)

o    Market growth 5%


Market position  [GRAPHIC OMITTED]

        Elsevier Science        15%
        Wolters Kluwer           9%
        Springer/Bertelsmann     5%
        Wiley                    4%
        Academic Press           4%
        Others                  59%

                        Size $4 billion

Note:    LTM to 31 July 2000 (unaudited)

Source: SIMBA 1999

HARCOURT STM: HARCOURT HEALTH SCIENCES
(LTM revenues $495m)

o    Global leadership in medical publishing

o    Leading clinical reference works, journals and handbooks

o    Key brands in primary medical research, clinical practice and allied health

o    Key imprints Mosby, Churchill Livingstone, Harcourt and WB Saunders

o    MD Consult online platform

o    Market growth 5-6%

Market position   [GRAPHIC OMITTED]

        Harcourt             33%
        Wolters Kluwer       23%
        Others               44%

              Size $2 billion

Note:    LTM to 31 July 2000 (unaudited)
Source: SIMBA 1999

STM OPERATING PRIORITIES

o Creation of two separate divisions within Elsevier Science: Science, Medical

o    Realise operational synergies between Academic Press and Elsevier Science

o    Expansion of ScienceDirect online platform

o Focus Medical operations on key clinical disciplines and accelerate online solutions

o Elsevier Science strategy and management team well positioned to take on integration and expansion

HARCOURT EDUCATION AND TESTING
(LTM revenues $974m)

 K-6 (elementary)        Harcourt School Publishers
                         - Market leader in Elementary

 6-12 (secondary)        Holt, Rinehart and Winston
                         - Major position in Secondary

 Supplemental            Steck-Vaughn
                         - Major position combined with Rigby

 Trade                   Harcourt Trade
                         - Niche trade publisher

 Testing                 Harcourt Educational Measurement
                         - Market leader in education testing

                         The Psychological Corporation
                         - Major position in clinical testing

Note:    LTM to 31 July 2000 (unaudited)

US K-12 EDUCATION MARKET

o    $4 billion K-12 market historically growing at 6%

o    Basal growth accelerating; Supplemental and Testing over 10%

o    Positive growth dynamics

     -    rising enrolments

     -    strong funding environment

     -    favourable adoption calendar

     -    progress towards technology enabled learning

     -    growing focus on performance and accountability

     -    supplemental material increasingly important

K-12 BUSINESSES: HARCOURT SCHOOL PUBLISHERS (K-6)
AND HOLT, RINEHART AND WINSTON (6-12)

K-6 (LTM revenues $364m)

o    Leading positions in key disciplines

     -    Science

     -    Reading

     -    Math

     -    Social Studies

o    Adoption success in 2000

-    Reading    Texas

-    Science    California
                Texas
                Florida

o    Industry leading new business capture rates; taking market share

6-12 (LTM revenues $229m)

o    Leading position

     -    Literature

     -    Language Arts

o    Strong growing position in Science

o    Investing in

     -    Math

o    Adoption success in 2000

     -    Literature    South Carolina
     -    Science       California

o    Opportunity for significant growth

Note:    LTM to 31 July 2000 (unaudited)

K-12 STATE ADOPTION SCHEDULE

                  Major Adoptions Scheduled for Largest States

                   2000                     2001                2002
 California        Science                  Math                Science
                   Social Studies                               Reading
                                                                Language Arts

 Florida           Science                  Social Studies      Reading
                   Health                   Health
                                            Language Arts

 Texas             Reading                  Reading             Science
                   Science                  Literature
                   Literature               Language Arts

Source: Association of American Publishers, Industry Sources

o    Largest three states represent 25% of adoption market

o    Subject areas play to Harcourt's strengths

     -    Reading, Literature, Science and Social Studies

SUPPLEMENTAL: STECK-VAUGHN
(LTM revenues $91m)

o    Increasingly significant part of overall educational offering

o    Existing high quality Reed Elsevier Rigby business growing at >25%

o    Combination with Steck-Vaughn will maximise opportunity in

     -    K-3 literacy

     -    English as second language

     -    School library

Note:    LTM to 31 July 2000 (unaudited)

K-12: ONLINE OPPORTUNITY

o    Schools market late adopter

o Harcourt investments as companion services to core publishing programmes

o    Developing opportunities online

     -    e-learning applications

     -    online teacher support

     -    online reference library

     -    testing and test preparation

o    Accelerated investment built into plans

TESTING: HARCOURT EDUCATIONAL MEASUREMENT AND
THE PSYCHOLOGICAL CORPORATION (LTM revenues $238m)

o US Educational testing is a $750 million market growing at over 10% per year

o    Increasing focus on educational standards and accountability

o    Harcourt Educational Measurement is market leader in test creation

     -    industry leading Stanford and Metropolitan tests

     -    core test programmes in 20 key states

o    Investing in online programmes and scoring

o    The Psychological Corporation - a leader in clinical testing

Note:    LTM to 31 July 2000 (unaudited)

EDUCATION AND TESTING OPERATING PRIORITIES

o    Global Education Head to be appointed

o    US Education to be led by Harcourt's Anthony Lucki

o    Maintain momentum in state adoption success; follow through in open states

o    Integration of Steck-Vaughn and Rigby

o    Step up investment

     -    secondary math programme

     -    Steck-Vaughn front list

     -    online publishing unit

o    Expand scope of Testing business through Internet services

KEY CONCLUSIONS

o    Total commitment to strategy and successful execution

o Rare opportunity to acquire high quality assets in attractive markets at acceptable price

     -    significant boost for Science publishing

     -    unique Medical portfolio

     -    major position in fast growing US Education

o    Higher quality overall portfolio

ACCELERATED REVENUE AND PROFIT GROWTH

Financial Summary
Mark Armour

HARCOURT GENERAL

 LTM to 31 July 2000

                                               Revenues       Adjusted profit
                                                  $m                $m

 STM                                             664               164
 Education and Testing                           974               209
 Higher Education                                412                67
 Corporate and Professional Services             317                 5
                                                ----              ----
                                                2367               445
 Corporate expenses                             ====              (22)
 Net interest expense                                             (80)
                                                                  ----
 Profit before taxes                                               343
                                                                  ====

Notes: LTM to 31 July 2000 (unaudited)
        Segment analysis adjusted from reported figures to reallocate revenues to respective businesses
        - Harcourt Educational Measurement and The Psychological Corporation
        - Harcourt Publishing International
        Adjusted profit is stated before amortisation of goodwill/intangible assets of $73 million

HARCOURT STM: FINANCIAL PERFORMANCE

 $ million                         1997    1998     1999    2000
                                                            (LTM)

 Revenues                           400     466      633     664
 Adjusted operating profit           97     105      138     164
 Margin                              24%     23%      22%     25%



Notes:  Year to 31 October; LTM to 31 July 2000 (unaudited)
        Segment analysis adjusted from reported figures to reallocate revenues to respective businesses
        - Harcourt Educational Measurement and The Psychological Corporation
        - Harcourt Publishing International
        Adjusted operating profit stated before amortisation of goodwill/ intangible assets and corporate expenses

HARCOURT STM: FINANCIAL PERFORMANCE

o    Revenue growth fuelled by acquisitions

     -    Morgan Kaufman (August 1998) Academic Press

     -    Churchill Livingstone (February 1998) HHS

     -    Mosby (October 1998) HHS

o    Reorganisation of acquired businesses

     -    rationalisation of publishing programme

     -    integration of Medical businesses with Saunders

o    Investment in online platform

o    Strong organic growth in first 9 months 2000

     -    7% revenue growth

     -    33% profit growth, including integration benefit

HARCOURT EDUCATION AND TESTING: FINANCIAL PERFORMANCE



 $ million                       1997     1998     1999     2000
                                                            (LTM)

 Revenues                         621      751      787     974
 Adjusted operating profit        116      147      159     209
 Margin                           19%      20%      20%     21%

Notes: Year to 31 October; LTM to 31 July 2000 (unaudited)
       Segment analysis adjusted from reported figures to reallocate revenues to respective businesses
       - Harcourt Educational Measurement and The Psychological Corporation
       - Harcourt Publishing International
       Adjusted operating profit stated before amortisation of goodwill/ intangible assets and corporate expenses

HARCOURT EDUCATION AND TESTING: FINANCIAL PERFORMANCE


o    Consistently strong performance by Harcourt School Publishers

o Holt, Rinehart, Winston now performing well after weakness in 1998-1999 from adoption calendar and organisational issues

o Steck-Vaughn acquired in June 1997; focus being re-established following management changes

o    Continual programme of new product investment

o    Strong consistent growth in Testing

o    Strong organic growth in first 9 months 2000

     -    38% revenue growth

     -    68% profit growth

SYNERGIES AND INVESTMENT ASSUMPTIONS


 STM                   o    $40 million annual cost savings
                       o    $20 million annual additional investment

 Education             & Testing o $5 million annual cost savings o $20 million
                       annual additional investment

 Corporate             o    $25 million corporate expenses saved

 Restructuring         o    $100 million estimated exceptional costs pre-tax

VALUATION SUMMARY

o    Cash tender offer at $59 per share values Harcourt at $4.45 billion

     -    inherit debt of $1.2 billion (October est)

     -    assumed corporate net liabilities of $0.3 billion

o On-sale of Higher Educational and Corporate and Professional Services (excluding Testing) on debt free basis

     -    pre-tax cash proceeds of $2.06 billion

     -    tax leakage of $0.5 billion

o    Reorganisation and transaction costs $150 million

o    STM and Education businesses implied value of $4.5 billion

VALUATION MULTIPLES

                            STM & Education
                            2000         1999
                           (LTM)
Multiples of:
Revenue                     2.8x         3.2x
Adjusted operating profit  12.2x        15.3x

EBITDA                     11.6x        14.4x
EBITDA*                     8.8x        10.8x

Notes: LTM to 31 July 2000 (unaudited)
      Segment analysis adjusted from reported figures to reallocate revenues to respective businesses - Harcourt Educational Measurement and The Psychological Corporation - Harcourt Publishing International Adjusted operating profit stated before amortisation of goodwill/ intangible assets and corporate expenses EBITDA* is stated after adding back amortisation of pre-publication costs

PROFORMA FINANCIAL EFFECT



                                               LTM to 31 July 2000
                                               -------------------
                                                        $m

 Adjusted operating profit

 STM                                                   164
 Education and Testing                                 209
                                                       ---
                                                       373


 Acquisition financing                                (342)
                                                      ----
 Proforma incremental pre-tax profit                    31
                                                      ====


Notes: LTM to 31 July 2000 (unaudited)
        Adjusted operating profit is stated before amortisation of goodwill/ intangible assets and corporate expenses Financing relates to $4.5 billion implied value of STM and Education businesses

FINANCING

o    $6.5 billion of new bank facilities available

     -    acquisition cost

     -    refinancing of Harcourt debt

     -    funding of net corporate liabilities

     -    working capital

o    Facilities to be reduced:

     -    from on-sale proceeds (net) of $1.5 billion

     -    potential assumption of Harcourt public debt of $0.8 billion

o Intention to refinance through term debt; new equity in the equalisation ratio of up to 10% of Reed International and Elsevier to be considered, subject to market conditions

o Proforma EBITDA net interest cover in 2001of 3.6x and 4.4x in 2002 on 100% debt financed basis

o    Blended financing rate of approximately 7.6%

PROFORMA BALANCE SHEET


 [pounds]m                                Reed Elsevier     Harcourt        Transaction        Proforma
                                                                        and on-sale effects
 Goodwill/intangible assets                     3873          935               1895            6703
 Fixed assets                                    497          191              (133)             555
 Working capital & other net liabilities        (810)         298               (42)            (554)
                                                ----          ---               ---             ----
                                                3560         1424               1720            6704
                                                ====         ====               ====            ====
 Shareholders' funds                            1970          506               (506)           1970
 Provisions and minorities                       115            -                  -             115
 Net debt                                       1475          918               2226            4619
                                                ----          ---               ----            ----
 Capital employed                               3560         1424               1720            6704
                                                ====         ====               ====            ====

Reed Elsevier - As at 30 June 2000 Harcourt - As at 31 July 2000

TENDER OFFER PROCESS

o    Tender offer launched within one week

     -    recommended by Harcourt Board

     -    Smith family have pledged their 28% interest

     -    break up fee of $180 million if agreement terminated by Harcourt

o    Closing conditional on

     -    satisfactory acceptances

     -    regulatory approval

o    Back-to-back on-sale agreement with Thomson

o    Completion of transactions expected Q1 2001